

TATA

RECEIVED

2006 MAR -7 P 4: 13

OFFICE OF INTERNATIONAL CORPORATE FINANCE



Fax : 001-202-942-9634
File No.-001-32294

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

February 16, 2006
Sc-15761

PROCESSED
MAR 09 2006
THOMSON FINANCIAL

SUPPL

Dear Sirs,

Re: Tata Motors Limited - "File No.001-32294"

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File No.001-32294" :-

> "Pursuant to Clause 22 of the Listing Agreement, we would like to inform you that Tata Motors Limited ("**Company**") priced an issue in the international markets, of Foreign Currency Convertible Notes ("**Notes**") aggregating JPY 11.76 billion. The Notes will have a tenor of 5 years and will be convertible into ordinary shares / American Depository Shares at a premium over the current market price.
>
> Enclosed please find the Press Release issued to that effect which is self-explanatory."

Kindly contact Mr D Ray, Head (Corporate Communication) in Mumbai at the above address or by telephone at (91-22) 56657209 or by facsimile at (91-22) 56657616 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

Hetal Lodhavia
Manager (Secretarial)

Encl: a/a

TATA MOTORS LIMITED
Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 7799
www.tatamotors.com


TATA

immediate use **PRESS RELEASE**

Tata Motors Prices a JPY 11.76 Billion
Foreign Currency Convertible Notes Offering

MUMBAI, February 16, 2006: Tata Motors Limited ("**Company**") today announced that it has priced the issue of Foreign Currency Convertible Notes ("**Notes**") aggregating to JPY 11.76 Billion ("**Issue**"). The Notes are expected to be listed on the Singapore Stock Exchange. The Notes are convertible into either ordinary shares of the Company or American Depository Shares representing ordinary shares of the Company, at the option of the Note holders. The Notes will be convertible at a conversion price of Rs.1001.39 per share, which is at a premium of 30% to the Company's closing share price on the Bombay Stock Exchange Limited as on February 15, 2006. The Notes are zero coupon and will be redeemable at a discount of 0.15% after the expiry of a period of 5 years. The Company has an option to redeem the Notes after three years, subject to receipt of relevant approvals.

The Issue was launched before market trading hours on February 16, 2006. Citigroup acted as the sole bookrunner to the Issue.

This announcement is not, and is not intended to be, an offer of securities for sale in the United States. Securities of Tata Motors Limited may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. There is not, and is not intended to be, a public offering of the securities of Tata Motors Limited in the United States.

---Ends---

Issued by:
Debasis Ray
Head (Corporate Communications)
Tata Motors Limited
Phone: 56657209; E-Mail: debasis.ray@tatamotors.com
www.tatamotors.com